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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                           PRICE COMMUNICATIONS CORPORATION
                                   (Name of Issuer)

                             COMMON STOCK, $.01 par value
                            (Title of Class of Securities)

                                      741437305
                                    (CUSIP Number)

                                     Bruce Ovitz
                          227 West Monroe Street, Suite 5025
                               Chicago, Illinois  60606
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

      September 29, 1994, October 4, 1994, October 5, 1994 and October 6, 1994
               (Date of Events which Require Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                     No Exhibits


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                                    SCHEDULE 13D

          CUSIP No.  741437305
   ___________________________________________________________________________
          1    NAMES OF REPORTING PERSON S.S. OR
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Bruce D. Ovitz
   ___________________________________________________________________________
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                    (b) / /
   ___________________________________________________________________________
          3    SEC USE ONLY
   ___________________________________________________________________________
          4    SOURCE OF FUNDS*
               WC 00
   ___________________________________________________________________________
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           / /
   ___________________________________________________________________________
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
   ___________________________________________________________________________
                               7   SOLE VOTING POWER
          NUMBER OF SHARES         758,349
            BENEFICIALLY       _______________________________________________
             OWNED BY          8   SHARED VOTING POWER
               EACH                -0-
             REPORTING         _______________________________________________
              PERSON           9   SOLE DISPOSITIVE POWER
               WITH                758,349
                               _______________________________________________
                              10   SHARED DISPOSITIVE POWER
                                   -0-
    ___________________________________________________________________________
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               758,349
    ___________________________________________________________________________
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                 / /
    ___________________________________________________________________________
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.6% assuming 10,022,864 Shares of Common Stock are outstanding
    ___________________________________________________________________________
          14   TYPE OF REPORTING PERSON*
               IN
    ___________________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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          ITEM 1.  SECURITY AND ISSUER

          This Statement on Schedule 13D relates to the Common Stock, $.01 par value ("Common Stock"), of Price Communications Corporation ("Issuer"), whose principal offices are located at 345
          Rockefeller Plaza, 30th Floor, New York, New York  10020.


          ITEM 2.  IDENTITY AND BACKGROUND

          This Statement on Schedule 13D is filed with the Securities and Exchange Commission by Bruce D. Ovitz ("Ovitz"), as general partner of Grant Partners I, an Illinois limited partnership, Grant Partners II, an Illinois limited partnership, and Grant Partners VI, an Illinois limited partnership (collectively, the "Limited Partnerships"). Each Limited Partnership's principal business is investments and address is 227 West Monroe Street, Suite 5025, Chicago, Illinois 60606.

          Ovitz's principal occupation is serving as general partner of each of the Limited Partnerships. During the past five years, Ovitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ovitz is a citizen of the United States.


          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Limited Partnerships acquired the Common Stock with working capital of the Limited Partnerships. Some of the Common Stock was purchased through margin accounts.


          ITEM 4.  PURPOSE OF TRANSACTION

          Ovitz, acting as general partner for each of the Limited Partnerships, purchased the Common Stock for investment purposes and may acquire or sell Common Stock in the future for investment.


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) The aggregate number of shares of Common Stock beneficially owned by Ovitz, as general partner of each of the Limited Partnerships, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, is 758,349 (7.6% of the


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               total amount outstanding, assuming 10,022,864 Shares of
               Common Stock are outstanding).

          (b) As general partner of each of the Limited Partnerships, Ovitz has sole power to vote and to direct the disposition of the shares of Common Stock beneficially owned by him.

          (c) In the last sixty days, Ovitz, as general partner for each of the Limited Partnerships, purchased a total of 71,500 shares of Common Stock and sold a total of 150,000 shares of Common Stock. On August 10, 1994, Ovitz (i) acting as general partner of Grant Partners I, sold 126,000 shares of Common Stock for a sale price of $713,790.00, (ii) acting as general partner of Grant Partners II, sold 18,000 shares of Common Stock for a sale price of $101,970.00, and (iii) acting as general partner of Grant Partners VI, sold 6,000 shares of Common Stock for a sale price of $33,990.00. On September 29, 1994, Ovitz (i) acting as general partner for Grant Partners I, purchased 37,100 shares of Common Stock for a total purchase price of $167,560.04, (ii) acting as general partner of Grant Partners II, purchased 5,300 shares of Common Stock for a total purchase price of $23,934.56, and (iii) acting as general partner of Grant Partners VI, purchased 1,700 shares of Common Stock for a total purchase price of $7,680.20. On October 4, 1994, Ovitz (i) acting as general partner of Grant Partners I, purchased 9,600 shares of Common Stock for a total purchase price of $44,976.00,
               (ii) acting as general partner of Grant Partners II, purchased 1,400 shares of Common Stock for a total purchase price of $6,559.00, and (iii) acting as general partner of Grant Partners VI, purchased 400 shares of Common Stock for a total purchase price of $1,874.00. On October 5, 1994, Ovitz (i) acting as general partner of Grant Partners I, purchased 9,200 shares of Common Stock for a total purchase price of $44,352.00, (ii) acting as general partner of Grant Partners II, purchased 1,300 shares of Common Stock for a total purchase price of $6,265.50, and (iii) acting as general partner of Grant Partners VI, purchased 500 shares of Common Stock for a total purchase price of $2,417.50. On October 6, 1994, Ovitz (i) acting as general partner of Grant Partners I, purchased 4,200 shares of Common Stock for a total purchase price of $21,252.00, (ii) acting as general partner of Grant Partners II, purchased 600 shares of Common Stock for a total purchase price of $3,036.00, and (iii) acting as general partner of Grant Partners VI, purchased 200 shares of Common Stock for a total purchase price of $1,012.00.

          (d)  Not applicable.

          (e)  Not applicable.



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          ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer among the persons named in Item 2 above.


          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          None.



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          Signatures


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


          Dated:  October 7, 1994

                                   /s/ Bruce D. Ovitz
                                   ______________________________________
                                   Bruce D. Ovitz, as General Partner of
                                   Grant Partners I, Grant Partners II and
                                   Grant Partners VI


          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).